

Aziza Ismail · 2nd

Founder/CEO at LiteraSeed

Phoenix, Arizona · 500+ connections · **Contact info**

LiteraSeed™, LLC

Arizona State Univer

Experience



Founder

LiteraSeed™, LLC

Nov 2013 – Present · 6 yrs 9 mos

LiteraSeed is a health tech startup with the mission to advance health equity, and reduce preventable medical errors by improving patient-provider communication and engagement, by addressing the needs of the most vulnerable.



Adjunct Research Associate

Maricopa Integrated Health System

Sep 2018 – Present · 1 yr 11 mos

Developing research study and protocols.



Patient Care Coordinator

Humana

Sep 2018 – Nov 2018 · 3 mos

Phoenix, Arizona Area

In the Speciality Pharmacy.

Education



Arizona State University

Bachelors, Digital Culture (concentration in design), 3.68

2009 – 2013

Activities and Societies: Barrett, the Honors College

Licenses & Certifications



Level One Fingerprint Clearance Card

Arizona Department of Public Safety

Issued Jan 2017 · Expires Jan 2023

Volunteer Experience



Volunteer

Banner Health

Nov 2018 – Nov 2019 • 1 yr 1 mo

Health

@ Banner Thunderbird Medical Center



Volunteer - Citizenship Class Instructor

International Rescue Committee

Jan 2017 – Mar 2018 • 1 yr 3 mos

Education



Volunteer - Women's Empowerment Computer Class Instructor

Refugee Focus

Jan 2017 – Mar 2018 • 1 yr 3 mos

Education

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Skills & Endorsements

Social Media · 8

Mirna Lovren and 7 connections have given endorsements for this skill

Final Cut Pro · 6

Trisha M. and 5 connections have given endorsements for this skill

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Website Development · 3

Michael D. Riley, M.S.J. and 2 connections have given endorsements for this skill

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